Exhibit 3.3

  Amendment to the Bylaws of Consolidated Rail Corporation.

Effective March 15, 1995, Section 3.11 of the Bylaws of the
Corporation is amended to read in its entirety as follows:

     Section 3.11. Organization. The Secretary, or in his absence, an Assistant Secretary of the Corporation, or in the absence of the Secretary and all Assistant Secretaries, a person whom the chairman of such meeting shall appoint, shall act as secretary of such meeting and keep the minutes thereof.